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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	2-97732

TECHNOLOGY GENERAL CORPORATION
(Exact name of registrant as specified in its charter)

12 CORK HILL ROAD FRANKLIN, NEW JERSEY 07416
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock and Common Stock Class A
(Title of each class of securites covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	417

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)
has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 30, 2006	By:	/s/Charles J. Fletcher
Charles J. Fletcher President/ Chairman